UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

 Under the Securities Exchange Act of 1934

(Amendment No. 4)

Parks! America, Inc.
(Name of Issuer)
Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

701455107
(CUSIP Number)
Geoff Gannon, Andrew Kuhn Focused Compounding Capital Management, LLC 3838 Oak Lawn Ave., Suite 1000 Dallas, TX 75219 (443) 775-1227
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 26, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1	NAME OF REPORTING PERSON Focused Compounding Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
29,110,150
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
29,110,150
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,110,150
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.5%(1)
14	TYPE OF REPORTING PERSON
PN

(1)	Based upon 75,517,763 shares of common stock outstanding as of December 7, 2023, as disclosed in its Form 10-K that was filed on December 12, 2023, by the Issuer with the Securities and Exchange Commission.

This Amendment No. 4 amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by Focused Compounding Fund L.P. (“Focused Compounding,” or the “Reporting Person”) on January 28, 2020, as amended by Amendment No. 1 filed with the SEC on December 15, 2023, as further amended by Amendment No. 2 filed with the SEC on December 22, 2023, and as further amended by Amendment No. 3 filed with the SEC on January 10, 2024 (together, the “Schedule 13D”) with respect to the common stock, $0.001 par value per share (the “Shares”), of Parks! America, Inc. (the “Company”). Capitalized terms used but not defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following:

Reference is hereby made to Item 4, and the disclosure of the 2024 Annual Meeting Nominees.

As described in Item 4, Focused Compounding submitted the 2024 Annual Meeting Nominees to the Company on January 26, 2024. Such nominees for election to the Board at the 2024 Annual Meeting are (i) Andrew Kuhn, (ii) Geoff Gannon, (iii) Jacob McDonough and (iv) Ralph Molina.

Mr. McDonough, whose principal business address is 1101 Van Ess Ave NW, Grand Rapids, MI 49504, is a citizen of the United States and beneficially owns no Shares. He is the founder and portfolio manager of McDonough Investments, a registered investment adviser.

Mr. Molina, whose principal business address is 2010 3rd Street Unit 110, Santa Monica, CA, 90405, is a citizen of the United States and beneficially owns no Shares. He currently serves as a senior investor relations analyst for The Cheesecake Factory (NASDAQ:CAKE).

Neither Mr. McDonough nor Mr. Molina has been convicted in a criminal proceeding during the last five years, and neither of them during the past five years has been subject to a judgment, decree or final order relating to federal or state securities laws.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Currently a special meeting of shareholders is scheduled to be held virtually on February 26, 2024 at 11:00 a.m. Eastern Time (the “Special Meeting”), and an annual meeting of shareholders is scheduled to be held virtually on June 6, 2024 at 10:00 a.m. ET (the “2024 Annual Meeting”).

The Special Meeting

As previously disclosed, Focused Compounding called the Special Meeting scheduled by Parks! to be held on February 26, 2024. The purpose of the Special Meeting, among other things, is to remove all of the current directors from the board of directors of the Company (the “Board”), and to elect Focused Compounding’s three nominees, Andrew Kuhn, Geoff Gannon and James Ford to replace the current Board.

The 2024 Annual Meeting

Subsequent to Focused Compounding submitting a notice to the Company requiring the Company to hold the Special Meeting, its first meeting of shareholders since October 19, 2010 – more than thirteen (13) years ago – the Company filed a Current Report on Form 8-K on January 16, 2024 disclosing that the Company will hold the 2024 Annual Meeting on June 6, 2024. In connection with the 2024 Annual Meeting, on January 26, 2024, Focused Compounding delivered a nomination letter to the Company providing notice that Focused Compounding intends to nominate four (4) director-nominees for election to the Board at the 2024 Annual Meeting, and that Focused Compounding intends to solicit votes in support of its nominees. Such nominees for election to the Board at the 2024 Annual Meeting are (i) Andrew Kuhn, (ii) Geoff Gannon, (iii) Jacob McDonough and (iv) Ralph Molina (the “2024 Annual Meeting Nominees”).

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2024

FOCUSED COMPOUNDING FUND, LP

By:	/s/ Andrew Kuhn
Name:	Andrew Kuhn
Title:	Managing Member of General Partner

FOCUSED COMPOUNDING CAPITAL MANAGEMENT, LLC

By:	/s/ Andrew Kuhn
Name:	Andrew Kuhn
Title:	Managing Member

/s/ Geoff Gannon
Geoff Gannon

/s/ Andrew Kuhn
Andrew Kuhn